(d)(3)(iii)

August 1, 2014

Todd Modic

Senior Vice President

Voya Investments, LLC

7337 E. Doubletree Ranch Rd.

Suite 100

Scottsdale, AZ  85258

Dear Mr. Modic:

Voya Investments, LLC (“Voya Investments”), formerly ING Investments, LLC, and Voya Investment Management Co. LLC (“Voya IM”), formerly ING Investment Management Co. LLC, are parties to a Sub-Advisory Agreement dated May 13, 2013 (the “Agreement”), and pursuant to the Agreement, Voya Investments has agreed to pay Voya IM an annual sub-advisory fee of 0.3825%, 0.2925%, and 0.315% as a percentage of average daily net assets of Voya Emerging Markets Corporate Debt Fund (formerly ING Emerging Markets Corporate Debt Fund), Voya Emerging Markets Hard Currency Debt Fund (formerly ING Emerging Markets Hard Currency Debt Fund), and Voya Emerging Markets Local Currency Debt Fund (formerly ING Emerging Markets Local Currency Debt Fund), respectively (each a “Fund,” and collectively, the “Funds”).  By this letter dated August 1, 2014, Voya IM voluntarily waives the annual sub-advisory fee that it is entitled to receive as follows:

Voya IM will waive the sub-advisory fee payable by Voya Investments for a period from August 1, 2014 through August 1, 2015 (the “Wavier Period”) for each Fund, such that the new sub-advisory fee rate is 0.00% for each Fund.

Voya IM acknowledges that any fees waived during the Waiver Period pursuant to this letter shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of Voya Separate Portfolios Trust.

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Please acknowledge your acceptance of this fee waiver by executing below in the place indicated.

Very sincerely,

		By:	/s/ Christopher Kurtz
Christopher Kurtz
Vice President, Finance
Voya Investment Management Co. LLC

ACCEPTED AND AGREED TO:
Voya Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President